EXHIBIT 23.5

CONSENT OF INDEPENDENT AUDITORS

Date: 13th August 2010

To whom it may concern:

We hereby give our consent to the use of our Audit Report dated 12th August, 2010 with respect to the Indian company, Thermon Heat Tracers Pvt. Ltd., which is a part of the consolidated financial statements and schedules of Thermon Holdings LLC and to the reference to our firm under the caption “Experts” to the limited extent and restricted to our audit report on the accounts of Thermon Heat Tracers Pvt. Ltd. and stated by Ernst & Young LLP to be included in their report for the Registration Statement (Form S-4) and related offer to Exchange of Thermon Industries, Inc. for the registration of $210,000,000 aggregate principal amount of its 9.5% Senior Secured Notes due 2017.

For B.L.Ajmera & Company
Chartered Accountants
[Company Seal]

/s/ Satish Ajmera
(Satish Ajmera)
Partner
(FRN 001100 C)